<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of April and May, 2007

<u>Cusac Gold Mines Ltd. (File #0-000000)</u>
(Translation of registrant's name into English)

<u>1600 – 409 Granville Street, Vancouver, BC V6C 1T2</u>
(Address of principal executive offices)

<u>Attachments:</u>

1.	News Release dated April 2, 2007
2.	News Release dated April 3, 2007
3.	News Release dated April 30, 2007
4.	News Release dated May 9, 2007
5.	News Release dated May 15, 2007
6.	News Release dated May 18, 2007
7.	Quarterly Report for the period ending March 31, 2007
8.	Management Discussion and Analysis for period ending March 31, 2007
9.	Certification of Interim Filings
10.	Notice of Annual Meeting dated May 15, 2007
11.	Information Circular dated May 24, 2007
12.	Form of Proxy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Date: May 31, 2007</u>

<u>CUSAC GOLD MINES LTD.</u>
(Registrant)

By: *"David H. Brett"*
David H. Brett
Its: <u>President & CEO</u>



1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Cusac Arranges $2 Million Financing

Vancouver, BC, April 2, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has arranged, subject to regulatory approval, a financing of up to $2 million for the Taurus Project and ongoing working capital needs. $1 million of the financing is to be by way of Flow Through common share units and $1 million of the financing is to be by way of common share units.

M Partners Inc. has been engaged as agent with respect to this offering and is to be paid a cash commission of 7% and issued 7% broker warrants to purchase common shares equal to 7% of the total common share units sold and flow through shares equal to 7% of the total flow through units sold, each at the price of the offering.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com



FOR IMMEDIATE RELEASE

Dale A. Sketchley, M.Sc., P.Geo., Joins Cusac Board
Garth Kirkham Steps Down

Vancouver, BC, April 3, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that senior geoscientist Mr. Dale A. Sketchley, M.Sc, P.Geo., has joined the Company's board of directors. Mr. Garth Kirkham, B.Sc., P.Geo. has stepped aside due to increasing commitments and responsibilities at another mining company. The Company extends its thanks and appreciation to Mr. Kirkham for his significant service to Cusac over the last year.

"I would like to thank David and his team for the opportunity to serve the shareholders of Cusac over the past year," said Mr. Kirkham. "It was a pleasure to work with such an experienced and capable team of explorationists. I wish the company all the success in the future."

Dale Sketchley is an experienced geologist who currently manages Quality Assurance/Quality Control for Ivanhoe Mines Mongolia Inc. at the world class Oyu Tolgoi deposit in Mongolia. Dale has worked in the Cassiar Gold Camp in the past, completed a Masters Degree thesis on the geology of Cusac's Table Mountain ore deposits in 1986, and is the author of two of Cusac's 43-101 compliant Technical Reports covering Table Mountain. In addition to receiving a Masters Degree in Geology from The University of British Columbia, Dale is a Professional Geoscientist registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia.

"Dale brings to Cusac tremendous mining and exploration experience and an extensive knowledge of the Cassiar Gold Camp," said Cusac CEO David H. Brett. "The Cusac team has worked a great deal with Dale in the past in a consulting role and it's fantastic to have him now involved at the board level."

CUSAC GOLD MINES LTD.
PER:

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

David H. Brett
President & CEO



CUSAC
gold mines ltd.

1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Cusac to Drill Oro Vein Discovery at Taurus II Project

Vancouver, BC, April 30, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC, OTCBB: CUSIF, the "Company"), reports that the Company will shortly commence a 6 hole, 900 meter diamond drilling program on the Oro Vein, a large mineralized quartz vein structure discovered in 2006 within the Taurus II project area.

“With major work on the 1.04 million ounce Taurus Project looming, we felt that now was an excellent window of opportunity to do some follow-up drilling on the highly prospective Oro Vein System,” said Cusac CEO David Brett. “The Oro Vein is a large and strong quartz structure that could have a major impact on our gold resource picture.”

The Oro Vein averages 3.9 meters in width and swells up to 10 meters in places over its currently identified strike length of 225 meters. The quartz contains the type of sulfides which are a good indicator of gold potential in the district. Taurus II drilling last season obtained a 3.05 metre intercept of 3.6 grams per tonne gold in the main Oro Vein and 7.3 grams per tonne gold over 2.25 meters in a parallel structure, the Oro South.

The new holes will step out to the west where grades appear to be improving. The Oro Vein is one of the largest mineralized structures discovered to date on the Table Mountain property. It is located directly in line with other large scale quartz zones such as the Reo Vein System and the newly discovered Blue Zone, which returned 28.35 meters of 1.04 grams per tonne gold, as previously reported in 2006.

“The Oro Vein is a strong target with potential to host both high-grade vein ore and bulk tonnage disseminated gold ore,” said Cusac VP of Exploration Lesley Hunt. “It is located within a dominant structural trend hosting by far the largest quartz structures on the property.”

George Sanders, M.Sc, P.Geo is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical content of this News Release.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

Forward Looking Statements: There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.



FOR IMMEDIATE RELEASE

Cusac Closes $1.47 Million Financing

Vancouver, BC, May 9, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has closed 1,474,250 in equity financing in the first tranche of a $2 million financing announced April 2, 2007.   The Company issued 3,673,000 flow-through units at $0.27 per unit for gross proceeds of $991,710, and 2,098,000 common share units at $0.23 per unit for gross proceeds of $482,540. Each unit includes one half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of $0.35 per share for a 18 month period expiring November 8, 2008.   The flow through proceeds will be used mainly to fund exploration of the Taurus Project and partly to fund the recently announced drill program at the Oro Vein. The non flow through proceeds will be used for general working capital.

Compensation paid on closing consisted of cash commissions totaling $98,588 and 403,970 broker warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of $0.23 per share for an 18 month period expiring November 8, 2008. All shares issued pursuant to this private placement together with any shares issuable on exercise of warrants have a hold period expiring September 9, 2007.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



FOR IMMEDIATE RELEASE

Cusac Reports Q1 2007 Results

Vancouver, BC, May 15, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that during the three month period ending March 31, 2007 the Company posted a net loss of $1,884,379, or $0.03 per share. The loss is attributable to below expected gold production from the Rory Vein at the Company's Table Mountain Property, due mainly to structural and mineralogical complexities previously reported on March 23, 2007. During the quarter the Company processed 3,503 tons of ore with an average grade of 0.109 ounces per ton gold, resulting in production of 319 ounces of gold and revenue of $193,758 (net of treatment and refining charges). Subsequent to March 31, the Company processed an additional 2,688 tons at an average grade of 0.141 opt gold producing an additional 315 ounces of gold.

In light of the low tonnage and grades experienced at the Rory Vein, the Company has initiated a review of the structure, including ongoing drilling, to better understand and define the resource. In the meantime, the Company has remobilized all mining staff and equipment to the East Bain Vein, where a probable reserve of 28,000 tons grading 0.50 opt gold (14,000 ounces) has been outlined. The East Bain is an extension West Bain, where Cusac mined 60,000 tons of ore grading 0.40 opt gold between 1993 and 1995. Until the review of the Rory Vein is complete, the Company is reducing its forecast production to 14,000 ounces for 2007, representing production from the East Bain Vein, expected to commence in the 3rd quarter of 2007. The Company has also reduced its work force at the mine site during the East Bain Vein development period.

"The Rory Vein has been a very frustrating experience for Cusac," said Cusac CEO David H. Brett. "The Rory is a north-striking vein that lies at 90 degrees to the east-west trend of all the rest of the high-grade gold veins in the district. When we encountered the Rory underground, we found it to be disrupted by numerous faults, and the gold grades and continuity were not nearly as consistent as we have come to expect from past experience. We are therefore driving towards the more predictable, east-west striking East Bain orebody, an extension of the highly productive West Bain Vein, where the bulk of the probable reserves lie. We are still very hopeful that with more drilling and other information we will be able to reopen the Rory Vein for mining later in the year."

Cusac Director George Sanders, P.Geo is the Qualified Person under national Instrument 43-101 for the purpose of this News Release. To review a the Company's unaudited 3 months financial statements to March 31, 2007 and accompanying Management Discussion and Analysis, please visit www.sedar.com.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plans", will", "estimate", "continue", "anticipates", "intends", "expects" and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac's exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.



1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

CUSAC
gold mines ltd.

FOR IMMEDIATE RELEASE

Cusac Closes $ 158,510 Financing

Vancouver, BC, May 18, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has closed an additional $158,510 in equity financing in the second tranche of a $2 million financing announced April 2, 2007. The Company issued 555,555 flow-through units at $0.27 per unit for gross proceeds of $150,000, and 37,000 common share units at $0.23 per unit for gross proceeds of $8,510.00. Each unit includes one half of one non-transferable share purchase warrant, where each whole warrant entitles the holder to purchase one common share at a price of $0.35 per share for a 18 month period expiring November 17, 2008. The flow through proceeds will be used mainly to fund exploration of the Taurus Project and partly to fund the recently announced drill program at the Oro Vein. The non flow through proceeds will be used for general working capital.

Compensation paid on closing consisted of cash commissions totaling $6,000 and 22,222 broker warrants were issued whereby each warrant entitles the holder to purchase common shares at a price of $0.23 per share for an 18 month period expiring November 17, 2008. All shares issued pursuant to this private placement together with any shares issuable on exercise of warrants have a hold period expiring September 18, 2007.

CUSAC GOLD MINES LTD.
PER:

David H. Brett
President & CEO

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email: info@cusac.com
Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1635910.2

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheets as at March 31, 2007 and the interim consolidated statements of loss, deficit and cash flows for the three-month periods ended March 31, 2007 and 2006 are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2007	December 31, 2006
Assets	(Unaudited)	(Audited)
Current		
Cash and cash equivalents	$ 117	$ 121,072
Receivables	346,811	222,127
Prepaid expenses	52,407	35,423
Advances (Note 15)	131,872	167,670
Deposit	0	0
Inventory – Mine Supplies	197,462	140,163
Inventory – Gold Dore	7,764	0
Flow-through share proceeds (Note 18)	421,169	660,000
	1,157,603	1,346,455
Deferred financing charges (Note 11)	94,986	66,553
Long-term investments and advances (Note 5)	119,541	203,241
Property, plant and equipment (Note 7)	751,775	788,864
Resource properties and development costs (Note 8)	2,269,569	2,211,569
	$ 4,392,986	$ 4,616,682
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Bank indebtedness (Note 9)	$ 418,054	$ 0
Accounts payable and accrued liabilities	1,540,683	940,275
Loans from related parties (Note 10)	12,605	12,605
Subscription payable	0	20,000
Share issue guarantee (Note 8)	48,000	0
Current portion of capital lease obligation (Note 7)	21,904	29,205
	2,041,246	1,002,085
Convertible debentures (Note 11)	2,192,447	1,937,456
Capital Lease Obligation (Note 7)	19,480	19,480
Asset retirement obligations (Note 12)	645,171	638,002
	4,898,344	3,597,023
Shareholders' equity		
Share capital (Note 13)	24,176,473	23,872,120
Convertible Debenture (Note 11)	1,457,712	1,495,212
Contributed surplus	1,562,069	1,469,560
Deficit	(27,701,612)	(25,817,233)
	(505,359)	1,019,659
	$ 4,392,986	$ 4,616,682

Approved by the Board:

/s/ David Brett
Director

/s/ George Sanders
Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three Months Ended		Year Ended	
	March 31		December 31	
	2007	2006	2006	2005
Revenue (Net of Treatment & Refining) (Note 19)	$ **193,758**	$ 0	$ **-**	$ -
Expenses				
Exploration	**149,248**	62,294	**1,435,969**	949,945
Administration	**451,521**	256,184	**1,317,460**	662,056
Mine operations & maintenance	**1,454,453**	0	**2,503,108**	0
Amortization of property, plant and equipment (Note 7)	**56,389**	5,002	**313,057**	24,893
Total Expenses	**2,111,611**	323,480	**5,569,594**	(1,636,894)
Loss from operations	**(1,917,853)**	(323,480)	**(5,569,594)**	(1,636,894)
Other income (expense)				
Amortization of deferred financing	**(27,945)**	0	**(55,376)**	
Accretion of convertible deb discount	**(111,035)**	0	**(485,551)**	
Interest on convertible debenture	**(83,418)**	0	**(196,623)**	
Interest income	**6,512**	2,931	**57,352**	8,594
Investment & advances write-down	**0**	0	**0**	(21,754)
Gain on sale of equipment	**18,603**	0	**(4,011)**	2,180
Recovery of advances written off	**0**	0	**35,000**	
Profit/loss on sale of investment (Note 6)	**230,756**	0	**0**	(20,000)
Net loss for the period	**(1,884,379)**	(320,549)	**(6,218,803)**	(30,980)
Future income tax recovery	**0**	0	**930,000**	105,567
Net loss for period	**(1,884,379)**	(320,549)	**(5,288,803)**	(1,562,307)
Deficit, beginning of period	**(25,817,233)**	(20,528,430)	**(20,528,430)**	(18,966,123)
Deficit, end of period	**$(27,701,612)**	$(20,848,979)	**$(25,817,233)**	$(20,528,430)
Net Loss per share – basic and diluted	$ **(.028)**	$ (0.006)	$ **(.09)**	$ (.03)
Weighted average shares outstanding	**59,834,184**	51,587,684	**59,702,733**	45,582,619

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31	
	2007	2006
Cash flows used in operating activities		
Net loss for the period	**$ (1,884,379)**	$ (320,549)
Items not involving cash		
Accretion of asset retirement obligations	**7,169**	7,170
Accretion of convertible debenture discount	**111,035**	0
Amortization of property, plant and equipment	**56,389**	5,002
Amortization of deferred financing fees	**0**	0
Acquisition of resource property interest for shares	**48,000**	0
Asset retirement costs	**0**	0
Future income tax recovery	**0**	0
Gain on sale of equipment	**18,603**	0
Interest on convertible debentures	**83,418**	0
Investment and advances (write-down)	**0**	0
Loss on sale of investments	**0**	0
Recovery of advances written off	**0**	0
Stock -based compensation (Note 15)	**233,929**	82,000
Net change in		
Receivables	**(124,684)**	(1,196)
Prepaid expenses	**(16,984)**	(17,942)
Accounts payable and accrued liabilities	**(600,408)**	(27,672)
	(2,067,912)	(273,187)
Cash flows provided by financing activities		
Proceeds from (repayment of) related party loans	**0**	1,904
Proceeds from flow-through shares, net	**0**	0
Share capital and subscriptions received, net	**0**	164,773
Proceeds received from exercise of stock option	**0**	0
Proceeds received from exercise of warrants	**0**	0
Subscription payable	**(20,000)**	**0**
Net proceeds on issue of convertible debenture	**0**	0
(Repayment of) increase in bank overdraft	**0**	20,962
	(20,000)	187,639
Cash flows used in investing activities – net change in		
Advances	**(35,798)**	0
Prepaid expenses and deposits	**26,984**	0
Mine supply inventory	**57,299**	0
Gold brick inventory	**7,764**	0
Accounts payable and accrued liabilities	**600,408**	0
Acquisition of property	**58,000**	(2,052)
Proceeds on equipment disposal	**22,614**	0
Repayment from (advances to) affiliated companies	**0**	(3,718)
Investment in affiliated and other companies	**0**	0
Net proceeds on disposal of investments	**230,756**	0
Increase in restricted cash		0
Decrease in restricted cash		91,278
		85,508

Increase (decrease) in cash for the period		**(120,955)**		(40)
Cash and cash equivalents beginning of period		**121,072**		1,010
Cash and cash equivalents, end of period	**$**	**117**	$	970
Supplementary information				
Interest paid	**$**	**83,418**	$	7,167
Non-cash investing and financing activities				
Assets acquired through capital lease		**0**	$	0
Acquisition of mineral property for shares	**$**	**48,000**	$	0
Stock based compensation	**$**	**233,929**	$	82,000
Asset retirement obligation	**$**	**0**	$	0
Renouncement of future income tax recovery	**$**	**0**	$	0

1. **Basis of Presentation**

   The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

   These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2006 and the notes thereto included in the Company's annual report. The Company follows the same accounting policies in the preparation of interim reports.

   These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. **Going Concern**

   These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

   The Table Mountain Mine, having only recently restarted operations, has not yet demonstrated profitability. Production commenced in February 2007 and as at March 31, 2007 was did not experience a profitable quarter. The occurrence in prior periods of significant recurring losses, raises doubt about the validity of this going concern assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

   The Company's continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. Management's plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable to the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

   While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

3. **Nature of Business**

   Cusac Gold Mines Ltd. (the"Company") is in the business of exploring, developing and mining resource properties. Production commenced in February 2007. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4. **Impairment of Long-live Assets**

The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

5. **Long-term Investments and Advances**

Long term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management's opinion, an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

	No. of Shares	March 31, 2007	Dec 31, 2006
Investments in common shares			
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2005 – 6%)	978,167	$ 119,380	$203,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 - 1%)	21,750	0	0
		119,380	143,080
Advances			
Consolidated Pacific Bay Minerals Ltd		161	161
		$ 119,541	$ 203,241

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) ("ClearFrame") had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company. The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000

ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

Long-term Investments and Advances (continued)

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame's declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company's holdings to in excess of 10% of ClearFrame's outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame's board of directors, which the Company contemplated doing to protect its investment. In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder's meeting relating to the proposed consolidation of capital.

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company's cost for over one year. In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company's ability to realize its costs for these securities. During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period. Upon revocation of the Cease Trade Order, ClearFrame's shares will remain suspended until they meet TSX Venture Exchange requirements. Management believes that the Company's ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value. As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2006 and 2005.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

On December 14, 2006, the Company acquired an additional 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $60,000 through excise of 400,000 common share purchase warrants at $0.15 per share.

In the first quarter of 2007, 697,500 shares of Consolidated Pacific Bay Minerals Ltd were sold for a proceed value of $230,769.72.

7. **Property, Plant and Equipment**

   Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining balance basis as follows:

Mine plant and buildings	10%
Mine equipment	30%
Office equipment	20% - 30%
Automotive equipment	30%
Leasehold improvements	over lease term

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
March 31, 2007
(Unaudited)

Property, Plant and Equipment (continued)

		March 31, 2007			Dec 31, 2006
	Cost	Accumulated Amortization	Net		Net
Automotive equipment	$ 248,512	$ 191,215	$ 57,297	$	61,943
Leasehold improvements	0	0	0		-
Mine plant and buildings	600,341	525,052	75,289		-
Mine equipment	2,183,291	1,577,865	605,426		641,732
Office equipment	76,539	62,263	13,763		14,487
	$ 3,136,761	$ 2,375,274	$ 751,775	$	788,864

Mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $19,424 of accumulated amortization for a net book value of $35,680.

Accumulated amortization for first quarter of 2007 was $56,389 (2006 - $313,057; 2005 – 24,893).

Capital Lease Obligation

The Company acquired a piece of mine equipment through a capital lease. The terms of the lease are as follows:

	Mar 31 2007	Dec 31 2006
Monthly lease payment		$ 2,296
Term of the lease		2 years
Imputed Interest		rate 22%
Total capital lease payment		$ 55,104
Present value of lease		$ 47,000
Unpaid balance	41,384	$ 48,685
Less: current portion	(21,904)	(29,205)
Long-term portion of obligation	$19,480	$19,480

8. **Resource Properties**

Exploration costs pertaining to individual resources prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

When the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

On February 19, 2007 claims were purchased from D. Javorsky (Wildcat Properties) located in the Liard Mining division. A cheque in the amount of $10,000 was paid to him in February with a letter outlining 200,000 shares to be issued within 30 days of approval by the TSX. Shares were actually issued on April 30 with a four month restriction on trading until August 28, 2007 for a share value of $0.24 per share. The total value of these shares is $48,000. As this transaction should have been completed in the first quarter of 2007 included in the liabilities is the $48,000 figure as recorded as Share Issue Guarantee.

		March 31, 2007	Dec 31, 2006
British Columbia, Canada			
Table Mountain Mine			
Cost of claims	$	831,402	$ 773,402
Deferred exploration and development		7,105,167	7,105,167
		7,936,569	7,878,569
Less:			
Accumulated amortization		(3,550,000)	(3,550,000)
Accumulated write-downs		(2,117,000)	(2,117,000)
	$	2,269,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the "Property") is located in the Cassiar district of British Columbia. The Property consists of 48 (2005 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Resource Properties (continued)

Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for. On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining. Substantially all the Company's exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

The amounts payable will be reduced by the Company's expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006. This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$ 414,444
June 30, 2007	150,000
December 31, 2008	140,556
Total	$ 705,000

9. **Bank Indebtedness**

The Company has a $57,000 (2005 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company's cash and flow-through share proceeds. The $57,000 letter of credit facility is collateral for the obligation for the unpaid mining taxes. As of December 31, 2006, the Company had approximately $350,000 (2005 - $62,000) of the line of credit available for use. As of March 31, 2007 the Company did not have any of the line of credit available for use.

10. **Loans From Related Parties**

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $12,605 as at March 31, 2007 (2006 - $12,605, 2005 - $26,925).

11. **Convertible Debentures**

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750.less financing fees of $213,413. The debentures are classified as a liability. The debentures issued are convertible into common shares and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue. The debentures bear interest at an annual rate of 11%. Accrued interest payable at March 31, 2007 was $ 110,639 ($82,692 being the amount for the period), ($18,631 at December 31, 2006).

Upon exercise of the conversion right, the holder will receive the number of common shares by dividing the amount of the debenture converted by the lesser of (a) $0.35and (b) the greater of (i) the volume weighted average trading price for the five trading days immediately before the closing date; and (ii) $0.30.

In May 2006, the Company issued 813 convertible debentures for gross proceeds of $3,048,750, less financing fees of $213,413. The debentures mature 18 months after the date of issue and bear interest at an annual rate of 11%. Principal of these debentures are convertible into common shares at $0.305 per share. The debentures issued are secured by a charge over all the assets of the Company.

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker's warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

The difference of $1,596,845 ("the discount") is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

Convertible Debentures (continued)

	3 months ended March 31, 2007	Year ended December 31,2006
Fair value of convertible debentures on issue	$2,303,482	$ 1,451,905
Accretion of debt discount for the period	111,035	485,551
Liability component	$2,192,447	$ 1,937,456
Equity component of convertible debenture	$1,495,212	$ 1,596,845
Financing costs allocated to equity component	37,500	(101,633)
Equity component	$1,457,712	$ 1,495,212

Of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	March 31 2007	December 31 2006
Deferred financing costs allocated to debt component	$187,829	$ 121,929
Less: accumulated amortization	(93,331)	(55,376)
Deferred financing charges	$ 94,498	$ 66,553

12. Asset Retirement Obligations

Effective January 2, 2004, the Company has retroactively adopted CICA 3110, "Asset Retirement Obligations: The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, "Change in Accounting Estimates". The discount accretion of the liability is included in determining the results of operations.

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by the estimated salvage value recoveries. The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk free rate was used. The majority of the Company's asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

Asset Retirement Obligations (continued)

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548. As at December 31, 2006, the asset retirement liabilities accrued are $638,002 (2005 - $609,324).

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, December 31, 2004	$ 342,288
Liability incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense	28,678
Balance December 31, 2006	638,002
Accretion expense	7,170
Balance, March 31, 2007	$ 645,173

13. Share Capital

	Shares Issued	Amount
Balance, December 31, 2006	68,926,436	$ 23,872,120
Issued during the period	122,950	37,500
Common shares – net of issue cost	76,924	20,000
Options exercised	1,000,000	193,500
Warrants exercised	0	0
Balance, March 31, 2007	70,012,631	$ 24,123,120

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent's warrants of $22,544. Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant. Each whole warrant

Share Capital (continued)

entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

As at December 31, 2006, the Company had received $20,000 in subscriptions payable in relation to issuance of shares occurring after year end which was journalized in the first quarter of 2007 when the shares were issued.

On February 20, 2007 Baseline Resources converted 10 debentures to shares for a total of 122,950 shares and a value of $37,500. These shares were converted at $0.305 per share.

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4). The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

Share Capital (continued)

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005. The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement. Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

Share Capital (continued)

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

A summary of the warrants outstanding at March 31, 2007 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	12,075,485	$ 0.35	May 31, 2007
Series A	1,835,250	$ 0.34	November 6, 2007
Series A	222,930	$ 0.26	November 9, 2007
Series A	728,471	$ 0.24	November 30, 2007
Series A	27,370	$ 0.26	December 11, 2007
	14,889,507	$ 0.34	

* These agent's warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring November 30, 2007. All of these warrants were exercised subsequent to December 31, 2006.

** These are agent's warrants relating to the May 2006 private placement.

*** These agent's warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring December 11, 2007. All of these warrants were exercised subsequent to December 31, 2006.

Stock Options

The Company has a Stock Option Plan ("the Plan") for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option.

The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

Share Capital (continued)

Stock Options

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25
Outstanding at December 31, 2004	2,160,000	$0.36
Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15
Outstanding at December 31, 2005	2,935,000	$0.25
Granted	1,880,000	$0.27
Cancelled/expired	(1,300,000)	$0.33
Exercised	(766,500)	$0.25
Outstanding at December 31, 2006	2,748,500	$0.23
Granted		
Cancelled/expired		
Exercised	(1,000,000)	$0.19
Outstanding at March 31, 2007	1,748,500	$0.24

On November 24, 2006, the Company granted 70,000 stock options, each entitling the holder to purchase one common share at $0.25 for a period of one year.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 for a period of three years.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 for a period of three years.

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 for a period of one year.

No new options were granted to date in 2007. The weighted-average fair value of options granted during 2006 was approximately $0.13 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted average.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

Share Capital (continued)

Stock Options

A summary of the common share options exercisable and outstanding at March 31, 2007 is as follows:

Number of Options	Exercise Price	Expiry Date
100,000	$0.15	June 29, 2007
156,500	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007
400,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
282,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008
1,400,000	$0.22	February 21, 2009
3,148,500		

13. **Stock –Based Compensation**

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behaviour. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

On February 21, 2007, the Company granted 1,400,000 stock options to directors, consultants and officers. All of these options vested immediately, have an exercise price of $0.24 and a term of two years.

On March 9, 2006, the Company granted 820,000 stock options to directors, consultants and officers. All of these options vested immediately, have an exercise price of $0.24 and a term of two years.

On April 25, 2006, the Company granted 540,000 stock options to consultants and officers. All of these options vested immediately, have an exercise price of $0.31 and a term of four years.

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model.

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years. On November

Stock –Based Compensation (continued)

14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant. All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15. As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16. As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005. Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

| | March 31 | |
	2007	2006
Risk-free rate	4.71%	4.07%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	86.6%	78%
Average expected life of the options (months)		31
Compensation expense charged to income	$ 10,283	$ 138,580

For the quarter ended March 31, 2007 the compensation cost for stock options granted totaled $259,863 (2006 - $138,580; 2005 - $103,100 including repricing, 2004 – $7,900) which was included in administrative expenses and credited to contributed surplus.

15. **Related Party Transactions**

Related party transactions not disclosed elsewhere in these financial statements include:

Remuneration paid or payable to directors and officers of the Company in the first quarter of 2007 was $$32,370 (2006 - $342,000; 2005 - $102,000; 2004 - $167,000). As at March 31, 2007, $32,370 (2006 - $25,720; 2005 - $13,720) was included in accounts payable directors for remuneration.

During the first quarter of 2007, the Company received $38,721 (2006 -$66,286; 2005 - $54,600; 2004 - $39,000) for rent and administrative services provided to companies with common directors. These amounts were recorded as a reduction of administration expenses. This amount is considerably higher

Related Party Transactions (continued)

than previous due to items such as higher rent,postage, office supplies, and photocopy expenses not previously charged. During the quarter, the related company paid the Company $200,000 as a prepayment of rent and administrative services for a period of 20 months commencing April 1, 2007. This amount has is included in these financial statements under accrued liabilities.

During 2006, a company controlled by the Company's President charged the Company $Nil (2005 - $Nil; 2004 – $6,000) for web hosting services and Knowledge Management software licenses.

As at March 31, 2007, the Company had advanced$131,872 (2006 - $167,670, 2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party. Total payments to this entity during the year were $289,893, including the above-mentioned advance.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

16. Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

17. Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilative common shares are excluded from the loss per share calculation as the effect would be anti-dilative. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2006, 2005 and 2004, potentially dilative common shares (relating to options, warrants and convertible debt outstanding at year end) totaling 27,633,909 (2005 – 6,365,300; 2004 – 8,600,654) were not included in the computation of loss per share because their effect was anti dilative.

18. Flow-Through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Flow-Through Shares (continued)

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expensed at the end of the Company's fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows. The amount spent in the first quarter of 2007 on resource property exploration was $149,248 (2006 - $2,598,974; 2005 - $1,065,879; 2004 - $1,120,852).

19. **Revenue**

The Table Mountain Mine started production in February of 2007. They are producing two types of revenue; Dore' and flotation concentrate. The flotation concentrate is shipped in bags to Japan and the Dore' is sold to Technic located in British Columbia.

The treatment charges are considerably different for both types of product. A breakdown of costs pertaining to the sale of the product is as follows:

Flotation Concentrate Revenue for period	$ 97,020
Less: Treatment and Refining	(22,840)
Less: Trucking Costs	(5,987)
Net Revenue for Flotation Concentrate	**$ 68,193**
Dore' Revenue for period	$ 127,713
Less: Treatment and Refining	(2,148)
Net Revenue for Dore'	**$ 125,565**
Total Net Revenue for Period	**$ 193,758**

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements do not include the disclosures regarding the differences between Canadian and United States Generally Accepted Accounting Principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2007

Cusac Gold Mines Ltd. (the "Company") is engaged in the business of exploring for, developing and producing gold. The Company's primary asset is the Table Mountain Property ("Table Mountain"), a 15,128.58 hectare (151.29 square kilometres) package of mineral claims located in north central British Columbia, Canada. Table Mountain Property hosts a number of gold assets, including significant mining infrastructure, including a 300-ton per day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine.

On December 15, 2006, the Table Mountain gold mine recommenced gold production on a limited basis. During the period, production increased, but problems related to the Rory Vein ore body severely curtailed projected gold production.

Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership of the Taurus Project, a large scale, bulk tonnage gold prospect, and 100% ownership of the Taurus II bulk tonnage gold prospect.

During the period the Company reached an agreement in principle to acquire 46 mineral claims from American Bonanza Gold Corp. ("Bonanza") that host approximately 75% of the 1.04 million ounce inferred gold resource known as the Taurus Project. The other 25% of the resource is already owned by Cusac. Details of the transaction are described below.

This Management Discussion is meant to be read in conjunction with the Company's Financial Statements for the three month period ending March 31, 2007.

Mining Activity

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades. The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003. In 2005, the Company completed a 43-101 compliant Preliminary Feasibility Study relating to the Rory and East Bain Veins which calculated probable reserves of 44,000 tons grading 0.49 ounces per ton in the two veins. Gold production at Table Mountain resumed on December 15, 2006. However, production is 2006 was negligible and no revenues were recorded in 2006.

During the three months ended March 31, 2007, the Company processed 3,503 tons of ore mined from the Rory Vein that averaged 0.109 ounces per ton gold, resulting in the production of 319 ounces of gold, generating revenues of $193,758. This result is significantly below the Company's expectations both in terms of tonnage and grade. The Company is presently conducting a technical review of the Rory Vein reserves (43-101 compliant Probable Reserve of 16,000 tons grading 0.46 opt gold) to determine the reason for the variance from projected grade. As reported in a news release during the period, the Company encountered extremely complex structural conditions at the Rory Vein, slowing underground progress significantly.

The Company has suspended mining operations at the Rory Vein until the Company can better understand the deposit. Underground drilling is underway and a review of current data is ongoing. The Rory Vein reserve was initially delineated in 2004 based on results of 34 diamond drill holes totalling 5,084 meters of drilling.

The Company has deployed the bulk of its mining staff and resources to the East Bain Vein project, where a 43-101 compliant probable reserve of 28,000 tons grading 0.50 opt gold has been outlined. The East Bain Vein is being accessed via a decline commenced in 1993 that and was used to mine the West Bain Vein up to 1995, which produced 24,000 ounces of gold from 60,000 tons grading 0.40 opt gold. To access the East Bain, a fault offset block of the West Bain Vein, this decline must be extended 390 meters. This work is now underway. Gold production from the East Bain Vein is not expected until the later half of July, 2007.

Table Mountain is a typical underground gold mine that requires two phases of work to extract ore (economically mineralized rock): 1) development and 2) mining. Development generally means blasting and extracting waste material to create access to ore for personnel and equipment. Once access pathways such as declines, inclines, raises or adits are established, ore is extracted mainly using the "shrinkage stoping" method, whereby the gold bearing veins are blasted from the bottom of the structures in an upward direction. The blasted material is then used as a platform to drill and blast the next upward "lift" from the vein, and the process is continued until the top of the ore zone is reached. Once the upper limit of the vein is reached, the blasted material is removed from the mine and hauled to the mill for processing. This process of development, stoping and ore hauling creates an ongoing cycle of ore processing, where ore available for the mill increases and decreases during the cycle. The Company mills available ore on a batch basis, meaning the mill is periodically shut down.

Mill Status

During the period the Company's 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit. A work-around solution was put in place and milling resumed. The mill and crushing systems themselves are not impaired in any way; rather, the method for feeding ore into the crusher is impaired. A portable crushing and conveyor system was put in place to bypass the impaired conveyor system. Repair of the mill is scheduled for June, 2007 while the East Bain Vein development is underway and no ore is available for milling.

Production Outlook

The Company's previous projected gold production for 2007 was based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp). Due to the aforementioned problems associated with the Rory Vein, the Company has reduced its forecast to 14,000 in 2007.

The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south. This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein. The East Bain is a normal east-west structure and is not expected to display similar mining complexities. Although Management's confidence in the East Bain Vein is high, no guarantee can be given that profitable production will be achieved.

The Company's initial plan in 2006 was to commence mining at Rory because the amount of advance development was significantly less than the East Bain. Upon achievement of positive cash flow, development of the East Bain was to commence. As a result of the difficulties described above, development of the East Bain was delayed, but is now underway.

Taurus Project, Proposed Acquisition for 2007

During the period, the Company has reached an agreement in principle with American Bonanza Gold Corp. ("Bonanza") to acquire 100% of Bonanza's mineral claims near Cassiar, BC, which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac's portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

Subject to TSX approval and the execution of a definitive agreement, the agreement in principle calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval, $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production. In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement in principle calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

The Company has engaged Wardrop Engineering to complete a 43-101 compliant resource calculation for the combined Taurus Project land package and outline a definitive next phase exploration program for the project.

Taurus II

The Company believes that the Oro Vein, discovered in 2006 within the Taurus II Project area, has significant potential for both high grade underground gold mineralization and near surface low grade disseminated mineralization. Subsequent to the end of the period, the Company announced it would initiate a 6 hole, 900 meter diamond drill program to further test the Oro Vein and surrounding mineralized structures. This drilling is expected to commence shortly.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the year ended December 31, 2006 and each of the last eight quarters (unaudited):

Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
3 Mo Ended	31/03/07	31/12/06	30/09/06	30/06/06	31/03/06	31/12/05	30/09/05	30/06/05
Revenue	-	-	-	-	-	-	-	-
Net Loss	$1,884,379	$4,128,508	$1,160,295	$633,963	$320,549	$537,716	$632,894	$198,290
Loss/share	$.028	$.06	$.02	$.01	$.01	$.01	$.01	$.005

The above quarterly results reflect generally increasing mineral exploration and financing activities over the periods reviewed, coupled with the commencement of mining operations in mid 2006. The increase in losses in the fourth quarter of 2006 as compared to the third quarter of 2006 is attributable primarily to:

      a)   reclassification of $993,429 in mine development costs up to the end of the 3rd quarter of 2006 from investing activities to expenses.

      b)   increasing mining expenses in the 4th quarter and;

c)   inclusion $262,580 in non-cash stock-based compensation expense and, $320,683 in amortization costs.

During the period the Company incurred $451,521 in administration expenses, including $233,929 in non cash stock option expense, compared to $256,184 during the similar period of 2006. The increase $195,337 IN administration expense compared to Q1 2006 is attributable primarily to a $151,929 increase in stock option expense. Mining expenses during the period totaled $1,454,453, compared to $1,560,649 in the previous quarter.

LIQUIDITY AND CAPITAL RESOURCES

At December 31 2006 the Company had current assets of $1,157,603 compared to current assets of $1,346,455 at the end of the previous quarter. The decrease of $188,852 is attributable the depletion of cash due to unprofitable mining operations. Current assets include $52,407 in prepaid expenses and $421,169 in flow through financing proceeds (prior quarter $660,000), which the Company is required to incur qualified exploration expenses equivalent to this amount of cash prior to December 31, 2007. Current liabilities at March 31, 2007 were $4,233,693, when $2,192,447 in Convertible Debenture maturing November 30, 2007 are included, as compared to $2,939,541 in Current Liabilities at December 31, 2006. The increase in current liabilities of $1,294,152 during the period is related to and increase in accounts payable and accrued liabilities.

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750. The debentures issued are convertible into common shares at $0.305 per share and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue, or November 30, 2007. The debentures bear interest at an annual rate of 11%. At March 31, 2007, 10 of the debentures had been converted. Subsequent to the end of the period, an additional 15 debentures were converted into common stock, such that at time of writing 788 debentures remain outstanding.

At March 31, 2007, the Company had a working capital deficiency of $3,076,090 compared to a $1,593,086 working capital deficiency at December 31, 200. The increase in the Company's working capital deficiency is attributable to depletion of cash related to unprofitable mining operations carried out during the period.

The Convertible Debentures are mature on November 30, 2007, and the Company expects to redeem the debentures, in the event that they do not convert to common shares, from surplus cash generated from gold production. The Company plans to increase its working capital through profitable production of gold, although achievement of profitable production cannot be assured. The Company has also, subsequent to the end of the period, closed equity financing of with gross proceeds of $1,470,000.

In spite of the above financing, the Company is experiencing a serious shortage of capital, partly because the above funding included $991,000 in Flow Through funding that must be earmarked for exploration on the Taurus and Taurus II Projects, and not mining operations. Currently, the Company does not have sufficient capital to achieve its goal of developing the East Bain Vein through to production. Management anticipates that an additional $1 million will be required to achieve production at the East Bain Vein. To cure this capital shortage, management is aggressively seeking an infusion of additional equity financing of approximately $2 million. The company has also taken steps to reduce its workforce by 50% at the mine to reduce expenses.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines. No changes were required to the significant accounting policies during the current period.

Risks and Uncertainties

Gold Price

The Company's profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect the Company's profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of The Company, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain liability insurance to cover liability risk. We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or provincial air, water quality and mine reclamation rules and permits. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect the Company's financial condition, liquidity or results of operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and other key management personnel have conducted an evaluation of the effectiveness of the Company's of the Company's disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures were effective as at March 31, 2007, to provide reasonable assurance that all material financial information relating to the Company was made know to the CEO and the CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the year ended March 31, 2007.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52- 109 for the period ended December 31, 2006 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal controls deficiencies which are not atypical for a company this size including lack of segregation of duties due to limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.

There have been no significant changes to the Company's internal controls over financial reporting in the quarter ended March 31, 2007.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of May 15, 2007.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law.

All forward-looking statements and information made in this document are qualified by this cautionary statement. The Company's consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

RELATED PARTY TRANSACTIONS

During the period the Company billed and collected $38,721 (2006 -$66,286; 2005 - $54,600; 2004 - $39,000) from a company with common directors for office rent and administrative services. In addition, $200,000 was billed and collected from the related company as a prepayment for future services based on a greed upon amount of $10,000 per month for 20 months. This prepayment is reflected in the Company's books as an accrued liability.

As at March 31, 2007, the Company had advanced$131,872 (2006 - $167,670, 2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party. Total payments to this entity during the year were $289,893, including the above-mentioned advance.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications. During the period, the Company retained Carolina based investor relations firm The Windward Agency to provide general investor relations services for total compensation of USD$5,000 per month payable in cash. Also, during the period, the Company used the services of NAI Interactive Ltd. of Vancouver to provide investor relations services at a cost of $5,000 per month, which services were prepaid for a period of one year ending May 31, 2007 and form part of the prepaid services described on the Company's balance sheet.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2007.

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 15th day of May, 2007

/s/ David H. Brett_____
David H. Brett
President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Leanora Brett, the issuer, CFO, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2007.

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 15th day of May, 2007

/s/ Leanora Brett_____
Leanora Brett
CFO

CUSAC GOLD MINES LTD.
Suite 1600 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel: 604-682-2421, Fax: 604-682-7576

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of Shareholders of Common Shares and Preference Shares of **Cusac Gold Mines Ltd.** (the "Company"), will be held at Suite 1600 – 409 Granville Street, Vancouver, British Columbia, on June 20, 2007, at 10:00 a.m., local time, for the following purposes:

1. to receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal period ended December 31, 2006, the report of the auditor thereon and the related management discussion and analysis;

2. to elect directors of the Company for the ensuing year;

3. to appoint an auditor for the ensuing year; and

4. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, the audited financial statements of the Company for the year ended December 31, 2006, report of the auditor and related management discussion and analysis accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that such shareholder's shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, May 15, 2007.

BY ORDER OF THE BOARD

"David H. Brett" (**signed**)

David H. Brett
President and Chief Executive Officer

CUSAC GOLD MINES LTD.
Suite 1600 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel: 604-682-2421, Fax: 604-682-7576

INFORMATION CIRCULAR
as at May 9, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cusac Gold Mines Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders of common shares and its shareholders of preference shares to be held on June 20, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Cusac Gold Mines Ltd. "Shares" means Common and Preference Shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are the President and the Chairman of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

    (a)   each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

    (b)   any amendment to or variation of any matter identified therein, and

    (c)   any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)   completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)   using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side. If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c)   using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Pacific Corporate Trust Company in the envelope provided or by facsimile to the number provided in the VIF. In addition, Pacific Corporate Trust Company will provide instructions for voting by either telephone or internet on the VIF itself. Pacific Corporate Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada (formerly "ADP Investor Communications Services"). Broadridge will mail a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)   executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the registered office of the Company at Suite 1600 – 409 Granville Street, Vancouver, B.C. V6C 1T2, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)   personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 9, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of common shares without par value. As of May 9, 2007, there were 76,676,136 Common Shares without par value issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue 5,000,000 preference shares, of which 250,000 are designated as Series A convertible preference shares (collectively, the "Preference Shares"), each carrying the right to one vote. There are special rights and restrictions attached to the Preference Shares. As of May 9, 2007, there were 1,400 Preference Shares issued and outstanding. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to any of the Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Preference Shares carrying more than 10% of the voting rights attached to all outstanding Preference Shares of the Company as at May 9, 2007 are:

Shareholder Name	Number of Preference Shares Held	Percentage of Issued Preference Shares
Juanita Pedotto	1,100[2]	78.57%
Eleanor Cohn	300[3]	21.43%

Notes:
(1) The above information was supplied to the Company by the shareholders and from the Company's transfer agent.
(2) Juanita Pedotto also holds 7,537 Common Shares.
(3) Eleanor Cohn also holds 101 Common Shares.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

- The Audit Committee Charter attached to the Company's Information Circular for the Annual and Special General Meeting of the shareholders of the Company held on July 27, 2005 and filed on SEDAR on June 30, 2005.

- The Company's Annual Information Form for the financial year ended December 31, 2006 filed on SEDAR on April 2, 2007

- The Company's Financial Statements for the year ended December 31, 2006, report of the auditor thereon and the related management discussion and analysis filed on SEDAR on April 3, 2007.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company at Suite 1600 – 409 Granville Street, Vancouver, B.C. V6C 1T2, telephone: 604-682-2421, fax: 604-682-7576. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

1613381.5

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at five (5).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act (*British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 9, 2007.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[1]
David H. Brett[2] President, Chief Executive Officer and Director BC, Canada	President, Chief Executive Officer of the Company; Director of Consolidated Pacific Bay Minerals since 1995.	Since 1996	457,000[3]
Guilford H. Brett Chairman and Director BC, Canada	Chairman and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002	Since 1965	563,052[4]
Luard J. Manning[2][8] Director BC, Canada	Independent Mining Engineer	Since 1991	130,000[5]
George F. Sanders Jr. [2] Director Washington, USA	President and Director of Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager – Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the USA from October 1995 to June 2001	Since 2005	10,000[6]
Dale A. Sketchley, M.Sc.[7] P.Geo. Director Nominee B.C. Canada	Professional Geoscientist; Manager, Quality Assurance, Ivanhoe Mines Mongolia Inc.; 1986 Masters' Thesis on Table Mountain; employed in Cassiar Gold Camp	Since April 3, 2007	Nil

Notes:

1. The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2. Member of the audit committee. A new audit committee will be formed following the Meeting.

3.	Mr. David Brett holds options at an exercise price of $0.24 per Common Share expiring on February 21, 2009 to purchase 170,000 Shares, options at an exercise price of $.0.22 per Common Share expiring on November 14, 2006 to purchase 390,000 Common Shares, options at an exercise price of $0.15 per Common Share expiring on May 4, 2009 to purchase 210,000 Common Shares and warrants to purchase 50,000 Common Shares at an exercise price of $0.34 per Common Share expiring November 6, 2007.

4.	Mr. Guilford Brett holds options at an exercise price of $0.24 per Common Share expiring on February 21, 2009 to purchase 100,000 Common Shares, options at an exercise price of $0.22 per Common Share expiring on May 4, 2009 to purchase 200,000 Common Shares, warrants to purchase 245,880 Common Shares at an exercise price of $0.35 per Common Share and warrants to purchase 50,000 Common Shares at an exercise price of $0.34 per Common Share expiring on November 6, 2007.

5.	Mr. Luard Manning holds options at an exercise price of $0.24 per Common Share expiring on February 21, 2009 to purchase 150,000 Common Shares and warrants to purchase 20,000 Common Shares at an exercise price of $0.35 per Common Share expiring November 8, 2008.

6.	Mr. George Sanders holds options at an exercise price of $0.15 per Common Share expiring on June 29, 2007 to purchase 100,000 Shares and options at an exercise price of $0.24 per Common Share expiring on February 21, 2009 to purchase 150,000 Common Shares, and warrants to purchase 12,294 Common Shares at an exercise price of $0.35 per Common Share expiring on May 31, 2007.

7.	Mr. Dale Sketchley holds options at an exercise price of $0.22 per Common Share expiring on May 4, 2009.

8.	Luard J. Manning was a director of Redell Mining Corp. ("Redell") and assisting in the field with the mine startup when Redell was halted in June 1996 after management of Redell issued a news release stating qualified reserves on its property that were found to be misstated. Mr. Manning resigned promptly as a director of Redell on the announcement of the halt of Redell, however, after 30 days was asked to return as interim President of Redell while it was reorganized. Following an investigation in which Mr. Manning acted as an expert witness for the British Columbia Securities Commission in hearings brought against the former President and Chief Financial Officer of Redell, Redell returned to normal trading after approximately one and one-half years.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, of 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

See Annual Information Form for the year ended December 31, 2006 and filed on SEDAR on April 2, 2007.

CORPORATE GOVERNANCE

The following disclosure is made in compliance with National Instrument 58-101 ("NI 58-101") of the Canadian Securities Administrators. The Company is committed to maintaining high standards of corporate governance and is in the process of establishing a comprehensive corporate governance policy and will continually assesses its governance practices as corporate governance policies, practices and requirements evolve.

This section sets out the Company's current approach to corporate governance and addresses the Company's compliance with NI 58-101.

Constitution and Independence of the Board

The Board of Directors is currently comprised of five persons, of whom three are independent directors. The Board is actively seeking an additional director to enable the Board to act independently from management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
David H. Brett	Non-Independent **Basis for determination:** Serves as President and Chief Executive Officer of the Company
Guildford H. Brett	Non-Independent **Basis for determination:** Serves as Chairman of the Company. Mr. Brett is a close relative of the President and Chief Executive Officer.
Luard J. Manning	Independent
George F. Sanders, Jr.	Independent
Dale A. Sketchley	Independent

The Board continues to focus on developing its independence from management. Currently, independent Board members do not meet on a regular basis. Approval on matters in which management holds an interest are subject to approval by the independent directors. Independent directors are endeavouring to meet on an ad hoc basis as necessary to review Company matters. No such meetings occurred during fiscal 2006.

Furthermore, individual directors may engage an outside advisor at the expense of the Company in appropriate circumstances, and the independent directors have retained independent advice on occasion.

David H. Brett, Guilford H. Brett and George F. Sanders, Jr. are directors of Consolidated Pacific Bay Minerals, a reporting company on the TSX Venture Exchange.

The attendance record of directors is as follows:

Attendance Record of Directors **Since January 1, 2006**		
Name	**Board Meetings Attended**	**% of Board Meetings Attended**
David Brett	6	100%
Guildford Brett	6	100%
George F. Sanders, Jr.	6	100%
Luard Manning	6	100%
Dale A. Sketchley	6	100%

Board Mandate

The Board is working on preparation of a written mandate for the Company delineating the Board's role and responsibilities, which is expected to be received sometime in 2007.

Stewardship of the Company

The Company's Board is empowered by governing corporate law and the Company's Articles to manage, or supervise the management of, the affairs and business of the Company. The Board anticipates adopting a formal mandate in the near future.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to the committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It has worked with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored. In particular, fixed price contracts are an important element of the Company's business and, in entering into such contracts, the Company assumes certain risks in relation to its ability to deliver projects profitably. To reduce such risks, the Company is considering the creation of a Corporate Risk Management Team (comprised of a Vice-President and two senior managers) to review project bids, contract negotiations, ongoing project performance and to initiate and complete project audits as required. In recent years, the Company's activities have been restricted to exploration activities requiring only a limited amount of fixed price contracts and as such has not seen the need for a formal review process by the Board. However, should the Company resume mining operations, the need for the Board over sight in this area will increase, prompting the Board to consider further formalizing its risk management practices.

The Board reviews and discusses succession planning for senior management positions as part of the Company's planning process. All appointments of senior management are approved by the Board.

The Board is working on developing written position descriptions for the Board chair and the chair of each Board committee that it anticipates will be in place in the near future. The Board will also, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer. As well, the Board meets from time to time with the Chief Executive Officer to review and approve the Chief Executive Officer's quarterly and annual objectives.

The Board is working on the adoption of a Disclosure Policy to ensure effective communication between the Company and its shareholders and the public. The Board has delegated responsibility for communication with the public and the Company's shareholders to its President and Chief Executive Officer and its Chief Financial Officer. Procedures are in place to ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by senior management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

The Board is working on developing a Director's Orientation Policy for new directors. New directors, as part of the orientation program, meet with senior management to discuss the business of the Company, receive relevant corporate information, Board policies and historical and current operating and financial information, and may

1613381.5

tour selected offices of the Company. The Board is working on the development of a Directors' Education Policy. Currently, directors are encouraged to undertake reasonable director education and training and are reimbursed by the Company upon deposit of invoices.

Ethical Business Conduct

The Company anticipates adopting a Code of Conduct that will govern the behaviour of its directors, officers and employees. The Chair of the Audit Committee will be responsible for monitoring compliance with the Code.

The Board has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (the President and Chief Executive Officer and the Chairman of the Board), there are circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the matters is submitted to the directors who are disinterested in the transaction for approval.

Nomination of Directors

Candidates for the Board are identified and reviewed by the plenary board. The Company does not, at the present time, have a Corporate Governance or Nominating Committee.

Audit Committee

The Audit Committee is comprised of one management and two independent directors, David H. Brett (management) and Luard J. Manning and George F. Sanders, Jr. All of the members of the Audit Committee are financially literate.

The Audit Committee's mandate and responsibilities are detailed in its Charter, and include:

(a)   assisting in the identification of the principal risks of the Company's business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b)   overseeing the work of external auditors engaged for the purpose of preparing or issuing an audit report or related work,

(c)   recommending to the Board the nomination and compensation of the external auditors,

(d)   approving all non-audit services to be provided by the external auditors, and

(e)   reviewing the Company's financial statements, MD&A and earnings press releases before the Company publicly discloses this information and satisfying itself that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least twice annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

See "Audit Committee" in the Company's Annual Information Form for the year ended December 31, 2006 for more information concerning the Audit Committee and its members.

1613381.5

Other Board Committees

The Board does not have any committees other than the Audit Committee.

Presently, the Board has the responsibility for developing and implementing the Company's approach to governance issues. In addition, the Board has responsibility for recommending persons to act as Director and for evaluating Board and Audit Committee performance.

Assessments

The Board has not established a system for determining the effectiveness and contribution of Board members.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
David H. Brett	2006	90,000	Nil	Nil	400,000[1]	Nil	Nil	Nil
President and Chief	2005	$90,000	Nil	Nil	300,000[2]	Nil	Nil	Nil
Executive Officer	2004	$57,000	Nil	Nil	Nil	Nil	Nil	Nil
Leanora Brett	2006	Nil	Nil	$54,000[3]	100,000[1]	Nil	Nil	Nil
Chief Financial Officer	2005	Nil	Nil	$54,000[4]	200,000[2]	Nil	Nil	Nil
	2004	Nil	Nil	$54,000[5]	Nil	Nil	Nil	Nil

Notes:
(1) Options to purchase Common Shares were granted on March 9, 2006 at an exercise price of $0.21 each, expiring on March 9, 2008.
(2) Options to purchase Common Shares were granted on September 6, 2005 at an exercise price of $0.15 and expire on September 6, 2007.
(3) These are management fees.
(4) These are management fees.
(5) These are management fees.
(6) On February 21, 2007 David Brett was granted options to purchase 600,000 Common Shares at an exercise price of $0.24 each expiring on February 21, 2009 and on May 4, 2007 David Brett was granted options to purchase 210,000 Common Shares at an exercise price of $0.22 each expiring on May 4, 2009.
(7) On February 21, 2007 Leanora Brett was granted options to purchase 200,000 Common Shares at an exercise price of $0.24 each, expiring on February 21, 2009.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David H. Brett, CEO	300,000	54.5%	$0.24	$0.21	March 9, 2008
	100,000	50%	$0.27	$0.27	August 25, 2008
Leanora Brett, CFO	100,000	18.2%	$0.24	$0.21	March 9,2008

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
David H. Brett, CEO	100,000	$6,000	700,000 / Nil	$27,000 / Nil
Leanora Homrig, CFO	Nil	Nil	300,000 / Nil	$18,000 / Nil

No options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Report on Executive Compensation

Compensation for the Company's executive is determined by the Board as a whole and no separate committee has been formed. This process is well suited to the Company's small size and low turnover in executive officers. Salary compensation for the Company's Chief Executive Officer has remained unchanged for over 15 years, and the Chief Financial Officer's remuneration has remained unchanged for several years. No significant changes in compensation are expected in the near future.

The Board has determined that current executive compensation is reasonable as compared to other companies of similar size and assets. In the event that a significant change in the compensation arrangements for executive officers is anticipated, the Board will establish an Executive Compensation Committee consisting completely of outside directors and will adopt a compensation committee charter in keeping with the industry standard.

Performance Graph

The following chart compares the market performance of the Company's Shares in Canadian dollars on the TSX Exchange (the "TSX") as compared to the S&P/TSX Gold Index and the S&P/TSX Composite Index for the years ended December 31, 2001 to December 31, 2006. The TSX is the principal trading market for the Shares of the Company outside of the United States. This chart compares the 5 Year Cumulative Total Return among the Company, the TSX Gold Index and the TSX Composite Index.



Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the Share Option Plan in their capacity as a director during the financial year ended December 31, 2006:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David H. Brett	300,000	$0.24	$0.21	March 9, 2008
	100,000	$0.27	$0.27	August 25, 2008
Guilford H. Brett	200,000	$0.24	$0.21	March 9, 2008
Luard J. Manning	50,000	$0.24	$0.21	March 9, 2008
George F. Sanders Jr.	150,000	$0.24	$0.21	March 9, 2008

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Company's share incentive stock option plan (the "Plan") which was previously approved by the shareholders on July 25, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than ten years after the date of grant of such option.

The material terms of the Plan provide that:

- the participants in the Plan are the directors, executive officers, employees and other service providers of the Company;

- the Plan is administered by the directors of the Company;

- the exercise price of stock options granted under the Plan, as determined by the Board in its sole discretion, shall not be less than the "market price" of the shares (as defined by the policies of the

TSX) or, if the shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the shares are listed or quoted for trading;

- all options granted under the Plan expire on a date not later than 10 years after the issuance of such options by the Board;

- upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan;

- the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to any one person shall not exceed 10% of the issued and outstanding common shares at the time of grant;

- the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the Plan to insiders of the Company shall not exceed 10% of the issued and outstanding common shares at the time of grant;

- if the option holder ceases to be a director of the Company or its subsidiaries or ceases to be employed by the Company or otherwise ceases to be a Service Provider to the Company or its subsidiaries (other than by reason of death), as the case may be, then the option granted shall expire immediately upon the day the option holder ceases to be a director, or ceases to be employed by, or ceases to be a Service Provider to the Company or its subsidiaries, subject to the terms and conditions set out in the Plan, without any right of the option holder to exercise any of the options;

- options granted pursuant to the Plan will be non-assignable and may be subject to vesting provisions determined by the Board;

- shares which are issued upon the exercise of options granted under the Plan are to be paid for in cash by the holder;

- the Company does not offer financial assistance in respect of the exercise of options; and

- subject to required regulatory approval, the Company's Board may, at its own discretion make minor, non-material amendments to the Plan, and may reduce, but not increase, the benefits of the Plan to optionees. Disinterested shareholder approval must be obtained for amendments affecting the issuance to insiders exceeding 10% of the outstanding shares, and any reduction in the exercise price.

The following chart sets out, as at May 9, 2007, information regarding outstanding options granted under our stock option plan.

Category	Date of Grant	Common Shares Under Option[1]	Exercise Price
All executive officers (two in total)	February 21, 2007 May 4, 2007	590,000 210,000	$0.24 $0.22
All directors who are not executive officers (three in total)	February 21, 2007 March 9, 2006 June 29, 2005	250,000 150,000 150,000	$0.24 $0.24 $0.15
All other employees of the Corporation	August 25, 2006	182,000	$0.27
All consultants of the Corporation	February 21, 2007 November 24, 2006 August 25, 2006 April 25, 2006 March 9, 2006 December 23, 2005 September 6, 2005	150,000 70,000 100,000 340,000 250,000 200,000 156,500	$0.24 $0.25 $0.27 $0.31 $0.24 $0.15 $0.15
Total		**2,798,500**	

Note:

(1)	Vesting of options is at the discretion of the Board, but no vesting provisions apply to any of the outstanding options.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Plan)	2,748,500	$0.23	4,144,543
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,748,500	$0.23	4,144,543

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein or in the audited year end financial statements of the Company.

The Company's directors and officers may serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

David Brett, President and Chief Executive Officer of the Company, purchased 200,000 flow-through units (with 100,000 warrants at $0.15 that were exercised on August 2, 2006) pursuant to a private placement at $0.13 per flow-through unit. David Brett also purchased 35,000 flow-through units at $0.18 with 17,500 warrants that expired unexercised on December 21, 2006 pursuant to a private placement. On November 9, 2006, pursuant to a private placement, David Brett also purchased 100,000 flow-through units at $0.26 per flow-through unit with warrants to purchase 50,000 Common Shares at $0.34 per Common Share, expiring November 9, 2007. David Brett also purchased 40 convertible debentures at a price of $3,750 per Debenture with 245,880 warrants exercisable at $0.35 each expiring on May 31, 2007.

Pursuant to a private placement Guilford Brett, Chairman of the Board of the Company, purchased 300,000 flow-through units at $0.13 per flow-through unit (with 150,000 warrants exercisable at $0.15 each that were exercised on August 2, 2006. Pursuant to a further private placement, Guilford Brett also purchased 150,000 flow-through units at $0.18 each with 75,000 warrants that expired unexercised on December 21, 2006. Pursuant to a further private placement Guildford Brett also purchased 100,000 flow-through units at $0.26 each with 50,000 warrants exercisable at $0.34 each expiring on November 9, 2007. Guildford Brett also purchase 40 convertible debentures at a price of $3,750 per debenture with 245,880 warrants exercisable at $0.35 each expiring May 31, 2007.

Pursuant to a private placement, Leanora Brett, Chief Financial Officer of the Company, purchased 100,000 units at $0.13 per unit (with 50,000 warrants that were exercised on February 8, 2006 at $0.15 per unit). Ms. Brett also purchased three (3) convertible debentures at a price of $3,750 per debenture with 18,441 warrants exercisable at $0.35 each expiring on May 31, 2007.

Pursuant to a private placement, Luard Manning, a director of the Company, purchased 30,000 flow-through units at $0.13 per flow-through unit (with 15,000 warrants that expired unexercised on December 21, 2006). Mr. Manning also purchased three (3) convertible debentures at a price of $3,750 per debenture with 18,441 warrants at exercisable at $0.35 each, expiring on May 31, 2007.

George Sanders, a director of the Company, purchased two (2) convertible debentures at a price of $3,750 per debenture with 12,294 warrants exercisable at $0.35 each expiring on May 31, 2007.

As at December 31, 2006, the Company paid the amount of $342,000 to directors and officers of the Company and $25,720 was included in accounts payable to a director for remuneration.

As at December 31, 2006 the company had received $66,286 for services provided to companies with common directors.

As at December 31, 2006 the Company had advanced $289,893 for services provided by an entity owned by a related party.

Please see the Company's Annual Information Form for the year ended December 31, 2006 for more information concerning the interest of informed persons in material transactions.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Continuation of Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time is reserved for the issuance of stock options pursuant to the Company's incentive stock option plan (the "Plan") approved by the shareholders at a special meeting of the shareholders on July 25, 2006. The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX. The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than ten years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSX, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSX requires all listed companies to have a share option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the continuation of the Company's share option plan, as approved by the shareholders on July 25, 2006, be ratified and approved for the maximum period permitted by the applicable regulatory authorities."

A shareholder may also obtain a copy of the Plan by contacting Leanora Brett, the Company's Chief Financial Officer at telephone number (604) 682-2421 or fax number (604) 682-7576.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's enclosed audited financial statements for the years ended December 31, 2006 and December 31, 2005 and the accompanying report of the auditor and related management's discussion and analysis. Copies of the Company's most current financial statements and related management discussion and analysis, as well as additional information, may be obtained from Sedar at www.Sedar.com and upon request from the Company by telephone at 604-682-2421 or by fax at 604-682-7576, free of charge to any shareholder of the Company.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, May 24, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"David H. Brett" **(signed)**

David H. Brett
President and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF THE COMMON AND PREFERENCE SHAREHOLDERS OF

CUSAC GOLD MINES LTD.

TO BE HELD AT SUITE 1600 – 409 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, JUNE 20, 2007, AT 10:00 A.M.

The undersigned member ("Registered Common Shareholder") of the Company hereby appoints, David H. Brett, President, Chief Executive Officer and a Director of the Company, or failing this person, Guilford H. Brett, Chairman and a Director of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Registered Common Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Common Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Common Shareholders and Registered Preference Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Common Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Common Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Common Shareholder as specified herein.

The undersigned Registered Common Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of BDO Dunwoody LLP as auditor of the Company		N/A	
2. To elect as Director, David H. Brett		N/A	
3. To elect as Director, Guilford H. Brett		N/A	
4. To elect as Director, Luard J. Manning		N/A	
5. To elect as Director, George F. Sanders, Jr.		N/A	
6. To elect as Director, Dale A. Sketchley		N/A	
7. To approve the continuation of the Company's share option plan			N/A
8. to consider any permitted amendment to or variation of any matter identified in the Notice for this Meeting			N/A

SHAREHOLDER SIGN HERE: _____

DATE SIGNED: _____

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

1613431.1

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder**). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** *To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.*

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** *Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.*

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.